FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on April 2, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: April 2, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

For Immediate Release

Komatsu Ltd.

2-3-6 Akasaka, Minato-ku,

Tokyo 107-8414, Japan

Corporate Communications Dept.

Tel: +81-(0)3-5561-2616

Date: April 2, 2003

URL: http://www.komatsu.com/

Effects of Impairment of Investment Securities and

Change of the Corporate Enterprise Tax System at March 31, 2003

1.    Impairment of Investment Securities

1)	Effects on Non-consolidated Business Results

Komatsu Ltd. has conventionally adopted the market price method, primarily based on the market prices at the end of each fiscal year, for investment securities with market value. Please be advised that impairment losses of such investment securities totaled approximately ¥8.2 billion at March 31, 2003 against the backdrop of sluggish stock market conditions.

As the Company already recorded impairment losses of ¥0.6 billion at September 30, 2002, the closing date of the six-month period for fiscal 2002, ended March 31, 2003, through write off, the effects on projected non-consolidated business results announced by the Company on November 8, 2002 should amount to approximately ¥7.6 billion.

2)	Effects on Consolidated Business Results

Consolidated financial statements of Komatsu Ltd. are prepared in accordance with the generally accepted accounting principles of the United States of America. Therefore, in compliance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company does not treat appraisal gains (losses) on investment securities as gains (losses) for the corresponding fiscal year but includes the amount after considering tax effects as a component of the shareholders’ equity column. However, concerning the investment securities whose prices are believed to have least prospect for recovery, the Company plans to decrease their appraised amounts to fair value in the Consolidated Statements of Income. The Company anticipates impairment losses of ¥8.9 billion for the fiscal year.

At September 30, 2002, the closing date of the six-month period for fiscal 2002, the Company recorded impairment losses of ¥0.5 billion through write off. Accordingly, the effects on projected consolidated business results announced by the Company on November 8, 2002 should amount to approximately ¥8.4 billion.

2.    Effects of Changed Rates of the Corporate Enterprise Tax

In compliance with the “Act Concerning Partial Reform of the Local Tax Law” which was officially announced by the Japanese government on March 31, 2003, the Pro Forma Standard Taxation will be introduced to the Corporate Enterprise Tax effective for fiscal year starting April 1, 2004 and thereafter, and the standard tax rate will be lowered for income. Accordingly, deferred income tax assets and liabilities of the Balance Sheets at March 31, 2003 as well as income taxes of the Statements of Income for fiscal year ended March 31, 2003 will be affected.

The Company estimates non-consolidated net income and consolidated net income for the fiscal year will be affected by approximately ¥1.3 billion and ¥0.5 billion, respectively. Because the Company did not suppose these effects above in the projected non-consolidated and consolidated business results announced by the Company on November 8, 2002, these effects will result in negative factors on the projected business results.

3.    Outlook

Concerning the business results for fiscal year ended March 31, 2003, which reflect the above effects of impairment losses on investment securities and the change of the Corporate Enterprise Tax System, the Company is currently computing and plans to announce them on May 9, 2003.

For inquiries concerning this press release, please contact:

Kosuke Yamane,

General Manager, Corporate Communications.

Phone: +81-(0)3-5561-2616